Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three and six months ended June 30, 2025 and 2024

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
June 30, 2025 and December 31, 2024

	June 30, 2025	December 31, 2024
Assets
Current assets:
Cash and cash equivalents (including restricted cash)	$6,064	$14,754
Accounts receivable (note 6)	16,580	18,738
Inventories (note 7)	2,856	6,668
Prepaid expenses	800	1,328
Current assets held for sale (note 5)	201,719	128,398
Total current assets	228,019	169,886
Long-term investments (note 8)	37,122	36,866
Property, plant and equipment (note 9)	4,444	3,120
Operating lease right-of-use assets	1,942	823
Other long-term assets	527	1,431
Non-current assets held for sale (note 5)	—	79,495
Total assets	$272,054	$291,621
Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities (note 10)	$17,594	$19,435
Current portion of operating lease liabilities (note 11)	633	288
Current portion of long-term debt (note 12)	3,905	3,905
Current portion of warranty liability	1,155	1,152
Current liabilities held for sale (note 5)	136,177	84,488
Total current liabilities	159,464	109,268
Long-term operating lease liabilities (note 11)	1,332	548
Long-term debt (note 12)	977	2,932
Other long-term liabilities	1,389	1,388
Long-term liabilities held for sale (note 5)	—	40,460
Total liabilities	163,162	154,596
Shareholders’ equity:
Share capital (note 13):
Unlimited common and preferred shares, no par value
17,351,005 (2024 - 17,282,934) common shares issued and outstanding	1,246,643	1,245,805
Other equity instruments	9,027	9,472
Additional paid in capital	11,516	11,516
Accumulated deficit	(1,133,070)	(1,096,275)
Accumulated other comprehensive loss	(25,224)	(33,493)
Total shareholders' equity	108,892	137,025
Total liabilities and shareholders' equity	$272,054	$291,621
Commitments and contingencies (note 15)
Subsequent events (note 5)

See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Anthony Guglielmin	Director	Daniel Sceli	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Income (Loss) (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Revenue	$12,498	$14,109	$19,821	$28,537
Cost of revenue	11,656	11,750	17,444	26,720
Gross profit	842	2,359	2,377	1,817
Operating expenses:
Research and development	1,574	3,460	2,867	7,809
General and administrative	4,106	5,720	6,778	12,915
Sales and marketing	290	962	733	2,083
Foreign exchange (gain) loss	(4,224)	(141)	(5,427)	1,795
Depreciation and amortization	106	98	214	456
	1,852	10,099	5,165	25,058
Loss from continuing operations	(1,010)	(7,740)	(2,788)	(23,241)

Loss from investments accounted for by the equity method	(3,686)	(1,102)	(7,570)	(1,102)
Gain on deconsolidation	—	13,266	—	13,266
Interest on long-term debt	(166)	(288)	(358)	(603)
Interest and other income (loss), net of bank charges	(147)	95	502	21
Income (loss) before income taxes	(5,009)	4,231	(10,214)	(11,659)
Income tax expense	44	85	134	216
Net income (loss) from continuing operations	(5,053)	4,146	(10,348)	(11,875)
Net income (loss) from discontinued operations (note 5)	(29,291)	1,671	(26,447)	4,044
Net income (loss) for the period	(34,344)	5,817	(36,795)	(7,831)
Other comprehensive income (loss):
Cumulative translation adjustment	6,921	(1,212)	10,562	(1,642)
Ownership share of equity method investments' other comprehensive loss	(1,464)	(83)	(2,293)	(83)
	5,457	(1,295)	8,269	(1,725)
Comprehensive income (loss)	$(28,887)	$4,522	$(28,526)	$(9,556)

Net income (loss) per share:
From continuing operations - basic	$(0.29)	$0.24	$(0.60)	$(0.69)
From discontinued operations - basic	$(1.69)	$0.10	$(1.53)	$0.23
From continuing operations - diluted	$(0.29)	$0.24	$(0.60)	$(0.69)
From discontinued operations - diluted	$(1.69)	$0.10	$(1.53)	$0.23
Net income (loss) per share	$(1.98)	$0.34	$(2.12)	$(0.45)
Weighted average common shares outstanding:
Basic	17,338,288	17,239,460	17,330,527	17,230,000
Diluted	17,338,288	17,488,070	17,330,527	17,230,000

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders' Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three and six months ended June 30, 2025 and 2024

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
	Three months ended June 30, 2024
April 1, 2024	17,223,154	$1,245,408	$9,134	$11,516	$(1,088,082)	$(31,275)	$146,701
Issuance of common shares on exercise of share units	35,210	243	(243)	—	—	—	—
Stock-based compensation	—	—	302	—	—	—	302
Net income for the period	—	—	—	—	5,817	—	5,817
Other comprehensive loss	—	—	—	—	—	(1,295)	(1,295)
June 30, 2024	17,258,364	$1,245,651	$9,193	$11,516	$(1,082,265)	$(32,570)	$151,525

	Six months ended June 30, 2024
January 1, 2024	17,174,502	$1,244,539	$9,672	$11,516	$(1,074,434)	$(30,845)	$160,448
Issuance of common shares on exercise of share units	83,862	1,112	(1,112)	—	—	—	—
Stock-based compensation	—	—	633	—	—	—	633
Net loss for the period	—	—	—	—	(7,831)	—	(7,831)
Other comprehensive loss	—	—	—	—	—	(1,725)	(1,725)
June 30, 2024	17,258,364	$1,245,651	$9,193	$11,516	$(1,082,265)	$(32,570)	$151,525

	Three months ended June 30, 2025
April 1, 2025	17,326,732	$1,246,408	$9,081	$11,516	$(1,098,726)	$(30,681)	$137,598
Issuance of common shares on exercise of share units	24,273	235	(235)	—	—	—	—
Stock-based compensation	—	—	181	—	—	—	181
Net loss for the period	—	—	—	—	(34,344)	—	(34,344)
Other comprehensive income	—	—	—	—	—	5,457	5,457
June 30, 2025	17,351,005	$1,246,643	$9,027	$11,516	$(1,133,070)	$(25,224)	$108,892

	Six months ended June 30, 2025
January 1, 2025	17,282,934	$1,245,805	$9,472	$11,516	$(1,096,275)	$(33,493)	$137,025
Issuance of common shares on exercise of share units	68,071	838	(838)	—	—	—	—
Stock-based compensation	—	—	393	—	—	—	393
Net loss for the period	—	—	—	—	(36,795)	—	(36,795)
Other comprehensive income	—	—	—	—	—	8,269	8,269
June 30, 2025	17,351,005	$1,246,643	$9,027	$11,516	$(1,133,070)	$(25,224)	$108,892

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2025 and 2024

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Operating activities:
Net income (loss) for the period from continuing operations	$(5,053)	$4,146	$(10,348)	$(11,875)
Adjustments to reconcile net income (loss) to net cash used in continuing operating activities:
Depreciation and amortization	219	169	397	1,867
Stock-based compensation expense	126	222	304	471
Unrealized foreign exchange loss	(4,224)	(141)	(5,427)	1,795
Deferred income tax (recovery)	(6)	9	(9)	20
Loss from investments accounted for by the equity method	3,686	1,102	7,570	1,102
Interest on long-term debt	23	12	45	34
Change in inventory write-downs	140	307	110	503
Gain on deconsolidation	—	(13,266)	—	(13,266)
Changes in operating assets and liabilities	(533)	8,964	(6,869)	17,141
Net cash provided by (used in) operating activities of continuing operations	(5,622)	1,524	(14,227)	(2,208)
Net cash provided by (used in) operating activities of discontinued operations	(582)	(25)	3,125	3,849
Investing activities:
Purchase of property, plant and equipment	(822)	(1,262)	(1,395)	(2,006)
Proceeds from sale of investments	—	18,888	—	18,888
Proceeds from holdback receivable (note 6)	—	—	10,450	—
Capital contributions to investments accounted for by the equity method	(4,185)	(9,900)	(8,871)	(9,900)
Net cash provided by (used in) investing activities of continuing operations	(5,007)	7,726	184	6,982
Net cash used in investing activities of discontinued operations	(460)	(1,902)	(2,947)	(5,916)
Financing activities:
Repayments of operating lines of credit and long-term facilities	(1,000)	(13,700)	(2,000)	(29,043)
Drawings on operating lines of credit and long-term facilities	—	7,504	—	15,550
Net cash used in financing activities of continuing operations	(1,000)	(6,196)	(2,000)	(13,493)
Net cash used in financing activities of discontinued operations	(3,176)	(2,704)	(6,094)	(1,248)
Effect of foreign exchange on cash and cash equivalents	4,593	(803)	5,696	(1,297)
Net decrease in cash and cash equivalents	(11,254)	(2,380)	(16,263)	(13,331)
Cash and cash equivalents, beginning of period (including restricted cash)	32,637	43,902	37,646	54,853
Cash and cash equivalents, end of period (including restricted cash)	$21,383	$41,522	$21,383	$41,522
Less: cash and cash equivalents from discontinued operations, end of period (including restricted cash)	$15,319	$28,048	$15,319	$28,048
Cash and cash equivalents from continuing operations, end of period (including restricted cash)	$6,064	$13,474	$6,064	$13,474

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three and six months ended June 30, 2025 and 2024

Supplementary information	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest paid	$536	$755	$1,182	$1,712
Taxes paid, net of refunds	1,050	17	1,406	549

Changes in operating assets and liabilities:
Accounts receivable	(8,160)	(605)	(8,324)	16,663
Inventories	5,879	5,679	3,770	5,951
Prepaid expenses	600	177	920	157
Accounts payable and accrued liabilities	1,056	4,250	(3,240)	(4,532)
Warranty liability	92	(537)	5	(1,098)
	(533)	8,964	(6,869)	17,141

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
1. Company organization and operations:

Westport Fuel Systems Inc. (the “Company” or "Westport") was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. Westport is a technology and innovation company. As a supplier of alternative fuel, low-emissions transportation technologies, Westport designs, manufactures, and supplies components and systems that enable the transition from traditional fuels to cleaner energy solutions for heavy-duty commercial vehicles and other on- and off-road applications. The Company has a 55% ownership in Cespira, a joint venture with Volvo Group ("Volvo") formed in 2024. Cespira is committed to advancing the development and commercialization of the HPDI™ fuel system, a fully OEM-integrated gaseous fuel systems that enables heavy-duty diesel engines to operate with a range of clean-burning fuels including natural gas, renewable natural gas ("RNG"), hydrogen ("H2") and other alternative fuels. Westport supplies its products directly to original equipment manufacturers (“OEMs”) and Tier 1 and Tier 2 OEM suppliers.

2. Liquidity and going concern:

For the six months ended June 30, 2025, the Company reported operating losses of $2,788. The Company continues to use cash to support its business activities and support the growth of Cespira. As at June 30, 2025, the Company had cash and cash equivalents of $6,064 in continuing operations ($21,383 inclusive of cash and cash equivalents classified as held for sale) and long-term debt borrowed from Export Development Canada ("EDC") of $4,882, net of deferred financing fees, of which $3,905 was current. Under the term loan with EDC, the Company has a cash covenant with a consolidated cash requirement of $15,000. If the Company's cash and cash equivalents fall below the minimum cash requirement, the Company may be required to repay the outstanding amount of the term loan.

On September 13, 2024, the Company announced an at-the-market equity offering program (the "ATM Program") that allows the Company to issue up to $35,000 in common shares from treasury to the public from time to time, at the Company's discretion and subject to regulatory requirements. As at June 30, 2025, no shares were issued from treasury. The Company's Base Shelf Prospectus expired in June 2025.

On July 29, 2025, the Company closed the sale of the Light-Duty segment to a wholly-owned investment vehicle of Heliaca Investments ("Purchaser"), a Netherlands based investment firm supported by Ramphastos Investments Management B.V., a prominent Dutch venture capital and private equity firm for net proceeds of approximately $62,513 (€53,600) (refer to note 5 for details).

In connection with preparing consolidated financial statements for each annual and interim reporting period, the Company is required to evaluate whether there are conditions or events, considered in aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued. Substantial doubt exists when conditions and events, considered in aggregate, indicate that it is probable a company will be unable to meet its obligations as they become due within one year after the date the consolidated financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans and actions that have not been fully implemented as of the date the consolidated financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both: (1) it is probable the plans will be effectively implemented within one year after the date the consolidated financial statements are issued; and (2) it is probable the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the consolidated financial statements are issued.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
2. Liquidity and going concern (continued):

Based on the Company's projected capital expenditures, debt servicing obligations and operating requirements under its current business plan, management is projecting that its existing cash and cash equivalents will not be sufficient to fund its operations through the next twelve months from the date of the issuance of these condensed consolidated interim financial statements ("interim financial statements"). These conditions raise substantial doubt about the Company's ability to continue as a going concern within one year after the date these interim financial statements are issued.

Management is currently evaluating several different options to improve Westport's liquidity position, including raising funds from the public markets, borrowing debt or other financing alternatives. These plans are not final and are subject to market and other conditions not the Company's control. As such, there can be no assurances that Westport will be successful in obtaining sufficient funding. Accordingly, the Company concluded under the accounting standards that these plans do not alleviate the substantial doubt about Westport's ability to continue as a going concern.

These interim financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the ordinary course of business. The interim financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that may be necessary if the Company were unable to continue as a going concern.

3. Basis of preparation:

(a)    Basis of presentation:

The interim financial statements have been prepared by the Company and do not include all of the information and disclosures required by accounting principles generally accepted in the United States ("GAAP"). In the opinion of management, all normal recurring accruals and adjustments considered necessary for a fair presentation have been included. The results for the three and six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the year ending December 31, 2025. The interim financial statements should be read in conjunction with the audited consolidated financial statements and notes to the consolidated financial statements for the year ended December 31, 2024.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the interim financial statements and accompanying notes. Actual results could differ from those estimates. Certain prior period figures have been adjusted to conform to current period presentation in the interim financial statements.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its interim financial statement presentation is the United States dollar ("U.S. Dollar"). The functional currencies for the Company's significant subsidiaries include the following: U.S. Dollar, Canadian dollar, Euro, Argentina Peso, Chinese Renminbi (“RMB”) and Polish Zloty. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period with the resulting exchange differences recognized in other comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
3. Basis of preparation (continued):

Transactions that are denominated in currencies other than the functional currencies of the Company’s or its subsidiaries' operations are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the condensed consolidated interim statements of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income (loss) until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in thousands of U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended		Average for the six months ended
	June 30, 2025	December 31, 2024	June 30, 2025	June 30, 2024	June 30, 2025	June 30, 2024
Canadian Dollar	1.36	1.44	1.38	1.37	1.41	1.37
Euro	0.85	0.96	0.88	0.93	0.91	0.93
RMB	7.17	7.30	7.23	7.24	7.25	7.25
Polish Zloty	3.61	4.12	3.75	3.99	3.87	4.01
Swedish Krona	9.49	11.03	9.66	10.68	10.13	10.49
Indian Rupee	85.75	85.60	85.56	83.42	86.09	83.48
Argentina Peso	1.192.11	1,032.12	1,145.65	885.31	1,098.03	903.40
(c)    Held-for-sale disposal group and discontinued operations:

The Company classifies a component of an entity as a held-for-sale disposal group when it has been disposed of during the period, or it has met all of the held-for-sale criteria under Topic 205 - Presentation of Financial Statements at the balance sheet reporting date. Held-for-sale disposal groups are measured at the lower of its carrying amount and fair value less cost to sell. If the fair value less cost to sell is lower than its carrying amount, a loss is recognized to write down the carrying amount of the disposal group as a whole.

After a disposal group has been classified as held-for-sale, management may decide to reverse its plan to divest, or circumstances may change so that the disposal group no longer meets the held-for-sale criteria. In such instances, the Company would reclassify the disposal group's assets and liabilities on the balance sheet as held-and-used and remeasure the assets on the date of reclassification.

A component that has been disposed of or is held-for-sale is reported in discontinued operations if its disposition represents a strategic shift and has (or will have) a major effect on the entity's operations and financial results. Discontinued operations are reported separately from the Company's continuing operations on the balance sheet, income statement, and statement of cash flows. For comparative purposes, the Company adjusted the prior periods presented in the interim financial statements to reflect the effect of operations discontinued in the current period. The Company's interim financial statements eliminated its intercompany balances with its discontinued operations as the intercompany balances will be settled upon disposal.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
4. New accounting pronouncements

Upcoming accounting standards not yet adopted:
In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements in Income Tax Disclosures" to enhance the transparency and decision usefulness of income tax disclosures. This amendment requires public companies to disclose specific categories in the rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. Additionally, under the amendment entities are required to disclose the amount of income taxes paid disaggregated by federal, state and foreign taxes, as well as disaggregated by material individual jurisdictions. Finally, the amendment requires entities to disclose income from continuing operations before income tax expense disaggregated between domestic and foreign and income tax expense from continuing operations disaggregated by federal, state and foreign. This guidance is effective for annual reporting periods beginning after December 15, 2024. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

In November 2024, the FASB issued ASU 2024-03, "Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses." It requires entities to disclose, in the notes to the financial statements, specified information related to certain costs and expenses disaggregated by type. The standard improves transparency by providing more detailed information about the component of costs and expenses that would enable users to better understand the major components of an entity's income statement by referencing disclosures in the notes to financial statements. This guidance is effective for annual reporting periods beginning after December 15, 2026. While this guidance may have an impact on the disclosures, the Company does not expect this guidance to have a material impact on its financial position, operations, and cash flows.

5. Held-for-sale disposal group and discontinued operations:

On May 15, 2025, the Company held its Annual General and Special Meeting of Shareholders. At the meeting, shareholders approved management's plan to sell the Light-Duty segment in accordance with the terms of the sale and purchase agreement ("SPA") dated March 30, 2025.

As at June 30, 2025, the Company accounted for the Light-Duty segment as a held-for-sale disposal group and presented its financial position and operating results in discontinued operations for both the current and comparative periods. As part of the terms of the transaction, the long-term debt with UniCredit S.p.A., Deutsche Bank, Banca de Credito Cooperativo, and Rabobank in Westport Fuel Systems Italia S.r.l and its subsidiaries will remain with the disposal group. As a result of classifying the Light-Duty segment as held-for-sale, the Company recorded a write-down loss of $30,183 in discontinued operations.

Light-Duty's total additions to long-lived assets, excluding business combinations for the three and six months ended June 30, 2025 was $1,620 and $3,926, respectively (three and six months ended June 30, 2024 was $4,176 and $8,325).

On July 14, 2025, the Company entered into a short-term loan with the Purchaser for $5,831 (€5,000). The loan was subsequently repaid on July 29, 2025.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
5. Assets and liabilities held for sale (continued):

On July 29, 2025, the Company closed the sale of its Light-Duty segment to the Purchaser. The transaction provided $62,513 (€53,600) in net proceeds received as $41,170 (€35,300) in initial cash proceeds, $8,514 (€7,300) in deferred payments expected to be received in September 2025 and $12,829 (€11,000) in proceeds held in escrow. Net proceeds are after the deduction of net debt in the Light-Duty segment and certain other closing costs. Further, up to $3,790 (€3,250) in potential earnouts are available if certain conditions are achieved in accordance with terms and conditions in the sale and purchase agreement. The proceeds held in escrow will be released to the Company in four tranches by year-end 2025, early 2026, early 2027 and mid-year 2027. Purchase price adjustments may impact the final proceeds received from the Purchaser and are customary in nature.

Major assets and liabilities of the discontinued operations are as follows:

	June 30, 2025	December 31, 2024
Cash	$15,319	$22,892
Accounts receivable	67,947	54,316
Inventories	53,383	46,858
Prepaid expenses	5,772	4,332
	142,421	128,398
Long-term investments	3,331	2,866
Property, plant, and equipment	43,775	38,836
Operating lease right-of-use asset	21,744	18,196
Intangible assets	5,179	5,184
Deferred income tax assets	10,196	9,695
Goodwill	3,257	2,876
Other long-term assets	1,999	1,842
	89,481	79,495
Valuation allowance from classifying the discontinued operations as held-for-sale	(30,183)	—
Total assets classified as held for sale	$201,719	$207,893

Accounts payable and accrued liabilities	$78,048	$68,688
Current portion of operating lease liabilities	2,703	2,336
Current portion of long-term debt	9,763	10,755
Current portion of warranty liabilities	3,416	2,709
	93,930	84,488
Long-term operating lease liabilities	19,170	15,885
Long-term debt	14,487	16,135
Warranty liabilities	1,888	1,456
Deferred income tax liabilities	3,588	4,029
Other long-term liabilities	3,114	2,955
	42,247	40,460
Total liabilities classified as held for sale	$136,177	$124,948

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
5. Assets and liabilities held for sale (continued):

Revenue and expenses of the discontinued operation are as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024

Revenue	$76,372	$69,277	$140,004	$132,423
Cost of revenue	61,219	54,514	111,160	105,395
Gross profit	15,153	14,763	28,844	27,028
Operating expenses:
Research and development	2,979	3,100	5,738	6,444
General and administrative	3,756	5,883	7,481	9,041
Sales and marketing	2,854	2,478	5,169	4,644
Foreign exchange loss	1,862	198	2,609	82
Depreciation and amortization	646	622	1,279	1,307
	12,097	12,281	22,276	21,518
Income from discontinued operations	3,056	2,482	6,568	5,510

Income from investment accounted for by the equity method	387	414	472	445
Loss from classifying the discontinued operations as held-for-sale	(30,183)	—	(30,183)	—
Impairment of long-lived assets	(664)	—	(664)	—
Interest on long-term debt	(391)	(438)	(875)	(935)
Interest and other income (loss), net of bank charges	133	88	353	503
Income (loss) from discontinued operations before income tax	(27,662)	2,546	(24,329)	5,523
Income tax expense	1,629	875	2,118	1,479
Net income (loss) from discontinued operations	$(29,291)	$1,671	$(26,447)	$4,044

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
6. Accounts receivable:

	June 30, 2025	December 31, 2024
Customer trade receivables	$2,916	$2,513
Holdback receivable	—	10,737
Other receivables	1,728	887
Due from related parties (note 14)	12,505	4,973
Allowance for expected credit losses	(569)	(372)
	$16,580	$18,738
In 2022, a holdback receivable was recorded as part of the sale of the Company's interest in Cummins Westport Inc. to Cummins Inc. ("Cummins"). The holdback was retained by Cummins for a term of three years to satisfy any extended warranty obligations in excess of the recorded extended warranty obligation. Unused amounts were repaid to the Company at the end of the three-year term. In March 2025, the Company collected $11,365 from Cummins related to the holdback receivable, including interest accrued.

7. Inventories:

	June 30, 2025	December 31, 2024
Purchased parts	$2,341	$5,463
Finished goods	515	1,205
	$2,856	$6,668
During the three and six months ended June 30, 2025, the Company recorded change in write-downs to net realizable value of approximately $140 and $110, respectively (three and six months ended June 30, 2024 - $307 and $503, respectively).

8. Long-term investments:

	June 30, 2025	December 31, 2024
Cespira Canada LP	$24,263	$25,494
Cespira Sweden AB	12,859	11,225
Other equity-accounted investees	—	147
	$37,122	$36,866
During the three and six months ended June 30, 2025, the Company recognized its share of Cespira's losses of $3,686 and $7,570 as a loss from investment accounted for by the equity method, respectively (three and six months ended June 30, 2024 - $1,102 and $1,102, respectively).
During the three and six months ended June 30, 2025, the Company contributed additional capital of $4,185 and $8,871 into Cespira, respectively (three and six months ended June 30, 2024 - $9,900 and $9,900, respectively).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
8. Long-term investments (continued):
Combined assets, liabilities, revenue and expenses of Cespira, are as follows:

	June 30,	December 31,
	2025	2024
Current assets:
Cash and cash equivalents	$9,010	$10,305
Accounts receivable	25,068	21,000
Inventories	16,512	7,414
Prepaid expenses	3,376	1,471
	53,966	40,190
Property, plant and equipment	41,409	40,901
Intangible assets	7,215	7,087
Goodwill	595	563
Deferred tax assets	102	—
Total assets	$103,287	$88,741
Current liabilities:
Accounts payable	$22,680	$16,527
Current portion of provisions	1,826	2,128
Other current liabilities	4,800	1,910
Deferred income tax liabilities	197	—
	29,503	20,565
Long-term portion of provisions	456	532
Other long-term liabilities	290	569
Total liabilities	$30,249	$21,666
Net assets	$73,038	$67,075

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Revenue	$12,020	$4,059	$28,819	$4,059
Cost of revenue	13,946	3,901	30,230	3,901
Gross profit	(1,926)	158	(1,411)	158
Operating expenses:
Research and development	1,888	1,121	4,890	1,121
General and administrative	2,692	715	5,419	715
Sales and marketing	322	69	618	69
Foreign exchange gain	(845)	—	(88)	—
Depreciation and amortization	860	265	1,590	265
	4,917	2,170	12,429	2,170
Loss from operations	(6,843)	(2,012)	(13,840)	(2,012)
Interest income, net of bank charges	25	—	32	—
Loss before income taxes	(6,818)	(2,012)	(13,808)	(2,012)
Income tax (recovery) expense	(72)	4	(64)	4
Net loss	$(6,746)	$(2,016)	$(13,744)	$(2,016)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024

9. Property, plant and equipment:

		Accumulated	Net Book
June 30, 2025	Cost	Depreciation	Value
Computer equipment and software	2,976	2,799	177
Furniture and fixtures	1,013	381	632
Machinery and equipment	11,942	8,527	3,415
Leasehold improvements	4,306	4,086	220
	$20,237	$15,793	$4,444

		Accumulated	Net Book
December 31, 2024	Cost	Depreciation	Value
Computer equipment and software	2,945	2,575	370
Furniture and fixtures	861	309	552
Machinery and equipment	9,464	7,488	1,976
Leasehold improvements	4,064	3,842	222
	$17,334	$14,214	$3,120

10. Accounts payable and accrued liabilities:

	June 30, 2025	December 31, 2024
Trade accounts payable	$8,190	$11,397
Accrued payroll	3,261	2,555
Taxes payable	3,812	3,813
Deferred revenue	330	533
Due to related parties (note 14)	2,001	1,137
	$17,594	$19,435
11. Operating leases right-of-use assets and lease liabilities:

The Company has entered into various non-cancellable operating lease agreements primarily for its manufacturing facilities and offices. The Company's leases have lease terms expiring between 2027 and 2030. Many leases include one or more options to renew. The Company does not assume renewals in its determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The average remaining lease term is approximately four years and the present value of the outstanding operating lease liability was determined applying a weighted average discount rate of 9.3% based on incremental borrowing rates applicable in each location.
The components of lease cost are as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Amortization of right-of-use assets	$95	$188	$185	$323
Interest	6	21	14	44
Total lease cost	$101	$209	$199	$367

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
11. Operating leases right-of-use assets and lease liabilities (continued):

The maturities of lease liabilities as at June 30, 2025 are as follows:

The remainder of 2025	$336
2026	595
2027	608
2028	551
2029	487
Thereafter	293
Total undiscounted cash flows	2,870
Less: imputed interest	905
Present value of operating lease liabilities	1,965
Less: current portion	633
Long-term operating lease liabilities	$1,332

12. Long-term debt:

Term loan facility	Maturity date	Interest rate	June 30, 2025	December 31, 2024
EDC	September 15, 2026	U.S. Prime Rate plus 2.01%	$4,882	$6,837
Current portion			3,905	3,905
Long-term portion			977	2,932
Term loan facilities, net of debt issuance costs			$4,882	$6,837

On December 13, 2021, the credit facility and non-revolving term facility with EDC were refinanced into one $20,000 term loan, with quarterly principal and interest payments. On May 31, 2024, the Company amended the loan agreement with EDC to permit the asset transfer of certain property, plant, and equipment previously pledged to the loan into Cespira, removal of Fuel System Solutions Inc. as a borrower, added Westport Fuel Systems Canada Inc. as a borrower and modified the securities pledged to the loan. The loan is secured by share pledges in the Company's equity interest in Cespira.

Throughout the term of certain of these financing arrangements, the Company is required to meet certain financial and non-financial covenants. As at June 30, 2025, the Company is in compliance with all covenants under the financing arrangements.

The principal repayment schedule of long-term debt is as follows as at June 30, 2025:

Term loan facility
Remainder of 2025	$1,953
2026	2,929
$4,882

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
13. Share capital, stock options and other stock-based plans:

During the three and six months ended June 30, 2025, the Company issued 24,273 and 68,071 common shares, respectively, net of cancellations, upon exercises of share units (three and six months ended June 30, 2024 – 35,210 and 83,862 common shares, respectively). The Company issues shares from treasury to satisfy share unit exercises.

(a)    Share Units (“Units”):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three and six months ended June 30, 2025, the Company recognized $451 and $736, respectively (three and six months ended June 30, 2024 - $1,083 and $1,492, respectively) of stock-based compensation associated with the Westport Omnibus Plan. The Westport Omnibus Plan aims to advance the Company's interests by encouraging employees, consultants and non-employee directors to receive equity-based compensation and incentives. The plan outlines the stock-based options types, eligibility and vesting terms.
A continuity of the Units issued under the Westport Omnibus Plan are as follows:

	Six months ended June 30, 2025		Six months ended June 30, 2024
	Number of Units	Weighted average grant date fair value (CDN $)	Number of Units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	524,322	$11.75	478,643	$15.68
Granted	137,151	3.99	169,835	8.56
Exercised	(68,071)	17.48	(83,862)	17.93
Forfeited/expired	(117,296)	11.36	(38,406)	26.07
Outstanding, end of period	476,106	$8.78	526,210	$12.23
Units outstanding and exercisable, end of period	491	$31.07	15,052	$11.41

During the six months ended June 30, 2025, 137,151 share units were granted to certain employees and directors (six months ended June 30, 2024 - 169,835). This included nil restricted share units (“RSUs”) (six months ended June 30, 2024 - 50,000), nil performance share units (“PSUs”) (six months ended June 30, 2024 - nil) and 137,151 deferred share units ("DSUs") (six months ended June 30, 2024 - 119,835).

Values of PSUs are determined using the Monte–Carlo Simulation Model. RSUs typically vest over a three-year period so the actual value received by the individual depends on the share price on the day such RSUs are settled for common shares, not the date of grant. Vesting of DSUs shall occur immediately prior to the resignation, retirement or termination of directorship, in accordance with the terms of Westport's Omnibus Plan.

As at June 30, 2025, $540 of compensation expense related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over 1.6 years.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
13. Share capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at June 30, 2025 as follows:

June 30, 2025
(CDN $)
Share units:
Outstanding	$2,578
Exercisable	15
Exercised	285

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans is included in operating expenses as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	2025	2024	2025	2024
Cost of revenue	$—	$36	$—	$77
Research and development	15	53	28	163
General and administrative	433	945	680	1,144
Sales and marketing	3	49	28	108
	$451	$1,083	$736	$1,492

Of the stock-based compensation expense recognized in the three and six months ended June 30, 2025, $181 and $393 will settle in shares and $270 and $343 will settle in cash respectively (three and six months ended June 30, 2024 - $302 and $633 will settle in shares and $781 and $859 will settle in cash, respectively).

14. Related party transactions:

The Company's related parties are Cespira, directors, officers and shareholders that own more than 10% of the Company's shares.

The Company engages in transactions with Cespira primarily through the provision of services and the sale of inventory under the transitional services agreement and cross-charges.

Related party transactions with Cespira	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Sales of goods, services, and other income	$9,721	$534	$15,280	$534
Inventory purchased, services and other expenses	1,288	—	1,898	—

Related party balances with Cespira	June 30, 2025	December 31, 2024
Receivables (note 6)	$12,505	$4,973
Payables (note 10)	$2,001	$1,137

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024

15. Commitments and contingencies:

(a)    Contractual commitments

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

The Company is engaged in certain legal actions and tax audits in the ordinary course of business and believes that, based on the information currently available, the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.
16. Segment information:

As a result of the classification of the Light-Duty segment as discontinued operations (note 5), the Company reports its results in the following three reportable segments: High-Pressure Controls & Systems, Heavy-Duty OEM, and Cespira. The prior year comparatives were recast to reflect this change in reportable segments.

Segment earnings or losses before income taxes, interest, depreciation, and amortization ("Segment EBITDA") is the measure of segment profitability used by the Company. The accounting policies of our reportable segments are the same as those applied in our consolidated financial statements. Management prepared the financial results of the Company's reportable segments on basis that is consistent with the manner in which Management internally disaggregates financial information to assist in making internal operating decisions. Certain common costs and expenses were allocated among segments and presented differently than the Company would for stand-alone financial information prepared in accordance with GAAP. These include certain costs and expenses of shared services, such as IT, human resources, legal, finance and supply chain management. Segment EBITDA is not defined under US GAAP and may not be comparable to similarly titled measures used by other companies and should not be considered a substitute for net earnings or other results reported in accordance with GAAP.

The Company's Chief Operating Decision Maker ("CODM") uses Segment EBITDA disclosed below to evaluate the performance of its reportable segments. The Company believes Segment EBITDA is most reflective of the operational profitability or loss of its reportable segments. The CODM uses this information to drive decisions and resource allocations. Segment EBITDA is used as the key profitability measure when the Company sets its annual budget.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
16. Segment information (continued):
Financial information by reportable segment as follows:

	Three months ended June 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$2,896	$9,602	$12,020	$24,518
Cost of revenue	2,791	8,865	13,946	25,602
Gross profit	105	737	(1,926)	(1,084)
Operating expenses:
Research and development	1,635	22	1,888	3,545
General and administrative	386	34	2,692	3,112
Sales and marketing	23	3	322	348
Depreciation and amortization	59	—	860	919
	2,103	59	5,762	7,924
Add back: Depreciation and amortization[1]	149	—	772	921
Segment EBITDA	$(1,849)	$678	$(6,916)	$(8,087)

	Three months ended June 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$3,562	$10,547	$4,059	$18,168
Cost of revenue	2,453	9,297	3,901	15,651
Gross profit	1,109	1,250	158	2,517
Operating expenses:
Research and development	1,408	2,052	1,121	4,581
General and administrative	303	1,156	715	2,174
Sales and marketing	130	352	69	551
Depreciation and amortization	43	4	265	312
	1,884	3,564	2,170	7,618
Add back: Depreciation and amortization[1]	118	—	505	623
Segment EBITDA	$(657)	$(2,314)	$(1,507)	$(4,478)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
16. Segment information (continued):

	Six months ended June 30, 2025
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$4,786	$15,035	$28,819	$48,640
Cost of revenue	4,168	13,276	30,230	47,674
Gross profit	618	1,759	(1,411)	966
Operating expenses:
Research and development	2,734	133	4,890	7,757
General and administrative	705	99	5,419	6,223
Sales and marketing	150	23	618	791
Depreciation and amortization	115	—	1,590	1,705
	3,704	255	12,517	16,476
Add back: Depreciation and amortization[1]	289	—	2,392	2,681
Segment EBITDA	$(2,797)	$1,504	$(11,536)	$(12,829)

	Six months ended June 30, 2024
	High-Pressure Controls & Systems	Heavy-Duty OEM	Cespira	Total Segment
Revenue	$6,049	$22,488	$4,059	$32,596
Cost of revenue	4,413	22,307	3,901	30,621
Gross profit	1,636	181	158	1,975
Operating expenses:
Research and development	2,951	4,858	1,121	8,930
General and administrative	496	2,919	715	4,130
Sales and marketing	362	849	69	1,280
Depreciation and amortization	85	121	265	471
	3,894	8,747	2,170	14,811
Add back: Depreciation and amortization[1]	226	1,391	505	2,122
Segment EBITDA	$(2,032)	$(7,175)	$(1,507)	$(10,714)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
16. Segment information (continued):
Reconciliations of reportable segment financial information to consolidated statement of operations:

	Three months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$24,518	$12,020	$—	$12,498
Cost of revenue	25,602	13,946	—	11,656
Gross profit	(1,084)	(1,926)	—	842
Operating expenses:
Research and development	3,545	1,888	—	1,657
General and administrative	3,112	2,692	3,686	4,106
Sales and marketing	348	322	264	290
Depreciation and amortization	919	860	47	106
	7,924	5,762	3,997	6,159
Equity income (loss)	—	—	(3,686)	(3,686)

	Three months ended June 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$18,168	$4,059	$—	$14,109
Cost of revenue	15,651	3,901	—	11,750
Gross profit	2,517	158	—	2,359
Operating expenses:
Research and development	4,581	1,121	—	3,460
General and administrative	2,174	715	4,261	5,720
Sales and marketing	551	69	480	962
Depreciation and amortization	312	265	51	98
	7,618	2,170	4,792	10,240
Equity income (loss)	—	—	(1,102)	(1,102)

	Six months ended June 30, 2025
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$48,640	$28,819	$—	$19,821
Cost of revenue	47,674	30,230	—	17,444
Gross profit	966	(1,411)	—	2,377
Operating expenses:
Research and development	7,757	4,890	—	2,867
General and administrative	6,223	5,419	5,974	6,778
Sales and marketing	791	618	560	733
Depreciation and amortization	1,705	1,590	99	214
	16,476	12,517	6,633	10,592
Equity income (loss)	—	—	(7,570)	(7,570)

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
16. Segment information (continued):

	Six months ended June 30, 2024
	Total Segment	Less: Cespira	Add: Corporate & unallocated	Total Consolidated
Revenue	$32,596	$4,059	$—	$28,537
Cost of revenue	30,621	3,901	—	26,720
Gross profit	1,975	158	—	1,817
Operating expenses:
Research and development	8,930	1,121	—	7,809
General and administrative	4,130	715	9,500	12,915
Sales and marketing	1,280	69	872	2,083
Depreciation and amortization	471	265	250	456
	14,811	2,170	10,622	23,263
Equity income (loss)	—	—	(1,102)	(1,102)

Reconciliation of Segment EBITDA to Loss before income taxes	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Total Segment EBITDA	$(8,087)	$(4,478)	$(12,829)	$(10,714)
Adjustments:
Depreciation and amortization[1]	196	169	388	1,867
Cespira's Segment EBITDA	(6,916)	(1,507)	(11,536)	(1,507)
Loss on investments accounted for under the equity method (note 8)	3,686	1,102	7,570	1,102
Corporate and unallocated operating expenses	3,950	4,741	6,534	10,372
Foreign exchange (loss) gain	(4,224)	(141)	(5,427)	1,795
Gain on deconsolidation	—	(13,266)	—	(13,266)
Interest on long-term debt	166	288	358	603
Interest and other income, net of bank charges	147	(95)	(502)	(21)
Loss before income taxes in continuing operations	$(5,092)	$4,231	$(10,214)	$(11,659)
1Depreciation and amortization expenses used in computation for Segment EBITDA and reconciliation to consolidated loss before income taxes are included in cost of revenue and operating expenses on our statement of operations and comprehensive income (loss).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
16. Segment information (continued):

	Three months ended June 30,		Six months ended June 30,
Total additions to long-lived assets, excluding business combinations	2025	2024	2025	2024
High-Pressure Controls & Systems	821	991	1,379	1,437
Heavy-Duty OEM	—	271	—	569
Corporate and unallocated	1	—	16	—
Total consolidated	$822	$1,262	$1,395	$2,006
Cespira's total additions to long-lived assets, excluding business combinations for the three and six months ended June 30, 2025 was $322 and $1,571, respectively (three and six months ended June 30, 2024 was $10).

Revenues are attributable to geographical regions based on the location of the Company’s customers and are presented as a percentage of the Company's continuing revenues, as follows:

	% of revenue
	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Europe	79%	85%	79%	87%
Asia	16%	11%	14%	10%
Americas	5%	4%	7%	3%
The measure of segment assets evaluated by the CODM are total assets as reported on the consolidated balance sheet. Total assets are allocated as follows:

	Total assets by segment
	June 30, 2025	December 31, 2024
Light-Duty (Held-for-sale)	$201,719	$207,893
High-Pressure Controls & Systems	14,112	9,026
Heavy-Duty OEM	12,429	9,138
Corporate	43,794	65,564
Total consolidated assets	$272,054	$291,621

17. Financial instruments:

Financial management risk

The Company has exposure to liquidity risk, credit risk, foreign currency risk and interest rate risk.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three and six months ended June 30, 2025 and 2024
17. Financial Instruments (continued):

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due. The Company has a history of operating losses and negative cash flows from operations. At June 30, 2025, the Company had $6,064 of cash and cash equivalents, including $397 in restricted cash.

The following are the contractual maturities of financial obligations as at June 30, 2025:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years	>5 years
Accounts payable and accrued liabilities	$17,594	$17,594	$17,594	$—	$—	$—
Term loan facility (note 12)	4,882	5,601	4,576	1,025	—	—
Operating lease obligations (note 11)	1,965	2,870	336	1,203	1,038	293
	$24,441	$26,065	$22,506	$2,228	$1,038	$293

Fair value of financial instruments

As at June 30, 2025, cash and cash equivalents are measured at fair value on a recurring basis and are included in Level 1.

The carrying amounts reported in the unaudited condensed consolidated interim balance sheets for accounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The long-term investments represent the Company's interests in Cespira and is accounted for using the equity method.

The carrying values reported in the condensed consolidated interim balance sheets for obligations under operating leases, which are based upon discounted cash flows, approximate their fair values.

The carrying value of the term loan facility included in long-term debt (note 12) is carried at amortized cost, which approximate its fair value as at June 30, 2025.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –	Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.